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November 7, 2006

VIA EDGAR

David S. Lyon, Esq.

Senior Attorney

U.S. Securities and Exchange Commission

Room 4527, Mail Stop 4561

Station Place 1

101 F Street, N.E.

Washington, D.C. 20549

Re:          Alliance Bancorp, Inc. of Pennsylvania

Registration Statement on Form S-1

File No. 333-136853

Dear Mr. Lyon:

Attached for filing on behalf of Alliance Bancorp, Inc. of Pennsylvania (the “Registrant”) is a complete copy of Pre-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 previously filed by the Registrant.  The Amendment is being filed in accordance with the requirements of Regulation S-T.

The Amendment reflects responses to the comments of the Staff set forth in a letter (the “Comment Letter”), dated November 3, 2006, to Dennis D. Cirucci, President and Chief Executive Officer of the Registrant.  For ease of reference, the comments of the Staff have been repeated here in bold and the responses correspond numerically to each of Staff’s comments from the Comment Letter.  References to page numbers in the responses below are to the black-lined, hard copy of the Amendment which is being provided supplementally to the Staff.

David S. Lyon
U.S. Securities and Exchange Commission

November 7, 2006

Reasons for the Reorganization, page 4

1.                                      We reiterate in part our prior comment under 2.  “Where appropriate, please discuss your capacity, based on loan demand and any other material factors, to place the funds you will raise into loans, rather than cash or short term holding positions.”

Disclosure in response to this comment has been provided on page 4 of the prospectus under the heading “Reasons for the Reorganization.” In addition, we note that net loan growth amounted to $14.0 million and $3.4 million for 2005 and the six months ended June 30, 2006, respectively, and total loan originations amounted to $72.9 million and $27.9 million for the same respective periods.

The Exchange of Alliance Bank Common Stock, page 5

2.                                      We suggest that the introductory paragraph be expanded.  We note that the current ownership is 19.98% owned by the public and 80.02% by Greater Delaware Valley Holdings.  Multiplying 80.02% times, “shares to be exchanged for current Alliance Bank common stock,” produces a different percentage split from the 55% and 45% listed on page 2.  Briefly explain why.

Disclosure in response to this comment has been provided on page 5 of the prospectus.

How We determined the Price Per Share… page 115

3.                                      We note the last five bullet items on page 116.  If correct, please clarify that these are not selection criteria, but rather averages for the combined, peer group companies.  Also, where appropriate, give the selection criteria for the peer group companies.

The third full paragraph on page 113 of the prospectus has been revised in response to this comment.

Closing Comments

The closing comments are noted.

*              *              *

David S. Lyon
U.S. Securities and Exchange Commission
November 7, 2006

We trust that the enclosed responds sufficiently to the staff’s comments as set forth in the Comment Letter.  Please do not hesitate to call me at the above-listed number if there are any questions on the Amendment or if I can be of assistance in any way.

As always, the staff’s cooperation is greatly appreciated.

Very truly yours,

/s/ Kevin M. Houlihan
Kevin M. Houlihan

cc:	Dennis D. Cirucci Raymond A. Tiernan